UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3)1

OptimizeRx Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

68401U204

(CUSIP Number)

NIRAJ M. PATEL

Wolverine Asset Management, LLC

175 W. Jackson Blvd., Suite 340

Chicago, Illinois 60604

(312) 884-4400

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 5, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 68401U204

1	NAME OF REPORTING PERSON

WOLVERINE ASSET MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Illinois
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		688,296
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

688,296
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

688,296
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.98%
14	TYPE OF REPORTING PERSON

IA

2

CUSIP NO. 68401U204

1	NAME OF REPORTING PERSON

WOLVERINE HOLDINGS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Illinois
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		688,296
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

688,296
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

688,296
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.98%
14	TYPE OF REPORTING PERSON

HC

3

CUSIP NO. 68401U204

1	NAME OF REPORTING PERSON

WOLVERINE TRADING PARTNERS, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Illinois
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		688,296
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

688,296
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

688,296
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.98%
14	TYPE OF REPORTING PERSON

CO/HC

4

CUSIP NO. 68401U204

1	NAME OF REPORTING PERSON

CHRISTOPHER L. GUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		688,296
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

688,296
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

688,296
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.98%
14	TYPE OF REPORTING PERSON

IN/HC

5

CUSIP NO. 68401U204

1	NAME OF REPORTING PERSON

ROBERT R. BELLICK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		688,296
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

688,296
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

688,296
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.98%
14	TYPE OF REPORTING PERSON

IN/HC

6

CUSIP NO. 68401U204

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased for the account of Flagship were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted in Amendment No.1, which is incorporated by reference herein. With respect to the Shares purchased for the account of Flagship, a total of approximately $4,274,318 was paid for the 2,064,888 Shares. A portion of the initial Shares were purchased pursuant to the Issuer’s private placement in March 2014.

On May 14, 2018, the Issuer effected a one-for-three reverse stock split of its common stock causing all shares to be retroactively adjusted to give effect to the reverse split. Accordingly, after the reverse split, Flagship owns 688,296 Shares of the Issuer.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) and (e) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 13,817,333 Shares outstanding, as of June 5, 2019, which is the total number of Shares outstanding as reported in the Issuer’s Prospectus Supplement on Form 424B5 filed with the Securities and Exchange Commission on June 6, 2019.

A.	WAM
(a)	WAM, as the investment manager of Flagship, may be deemed the beneficial owner of the 688,296 Shares owned by Flagship.

Percentage: Approximately 4.98%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 688,296
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 688,296

(c)	WAM has not entered into any transactions in the Shares during the past sixty days. The transactions on behalf of Flagship during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
B.	WH
(a)	WH, as the sole member and manager of WAM, may be deemed the beneficial owner of the 688,296 Shares owned by WAM.

Percentage: Approximately 4.98%

7

CUSIP NO. 68401U204

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 688,296
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 688,296

(c)	WH has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Flagship during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
C.	WTP
(a)	WTP, as the sole general partner of WH, may be deemed the beneficial owner of the 688,296 Shares owned by WAM.

Percentage: Approximately 4.98%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 688,296
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 688,296

(c)	WTP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Flagship during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
D.	Mr. Gust
(a)	Mr. Gust, a controlling shareholder of WTP, may be deemed the beneficial owner of the 688,296 Shares owned by WAM.

Percentage: Approximately 4.98%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 688,296
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 688,296

(c)	Mr. Gust has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Flagship during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
E.	Mr. Bellick
(a)	Mr. Bellick, a controlling shareholder of WTP, may be deemed the beneficial owner of the 688,296 Shares owned by WAM.

Percentage: Approximately 4.98%

8

CUSIP NO. 68401U204

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 688,296
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 688,296

(c)	Mr. Bellick has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Flagship during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

(e)          The Reporting Persons ceased to be the beneficial owner of 5% or more of the Shares of the Issuer on June 5, 2019.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

9

CUSIP NO. 68401U204

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 7, 2019

Wolverine Asset management, LLC

By:	/s/ Niraj M. Patel
	Name:	Niraj M. Patel
	Title:	Chief Legal Officer

WOLVERINE HOLDINGS, L.P.

By:	/s/ Christopher L. Gust
	Name:	Christopher L. Gust
	Title:	Managing Director

WOLVERINE TRADING PARTNERS, INC.

By:	/s/ Christopher L. Gust
	Name:	Christopher L. Gust
	Title:	Authorized signatory

By:	/s/ Christopher L. Gust
	Name:	Christopher L. Gust

By:	/s/ Robert R. Bellick
	Name:	Robert R. Bellick

10

CUSIP NO. 68401U204

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

WOLVERINE FLAGSHIP FUND TRADING LIMITED

Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale
(1,710)	14.0260	05/09/2019
(3,600)	16.0500	05/15/2019
100	14.8500	05/16/2019
100	14.7500	05/31/2019
3,292	14.2458	06/03/2019
3,085	13.8673	06/04/2019